Exhibit (e)(1)

Excerpts from Citizens First Corporation’s 2009 Proxy Statement

SHARE OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table sets forth information as of March 23, 2009 (except as otherwise indicated below) regarding the beneficial ownership of our common stock by the only persons known by the Company to beneficially own more than five percent (5%) of the common stock, each director and director nominee of the Company, each named executive officer listed in the Summary Compensation Table in this proxy statement, and by all of our directors, director nominees and executive officers as a group.  Except as otherwise noted, each person is the record owner of and has sole voting and investment power with respect to the shares of common stock shown as beneficially owned by them.  The percentage of beneficial ownership is calculated based on 1,968,777 shares of common stock outstanding as of March 23, 2009.

		Shares That May Be Acquired
Name	Common Shares Beneficially Owned	Upon Exercise of Options(1)	Upon Conversion of Preferred Stock(2)	Total	Percent of All Shares Owned
Jerry E. Baker	83,009	3,230	—	86,239	4.4%
Barry D. Bray (3)	21,884	1,577	18,203	41,664	2.1%
Mary D. Cohron (4)	56,584	20,279	11,377	88,240	4.4%
Floyd H. Ellis	23,722	3,230	11,377	38,329	1.9%
Sarah Glenn Grise (5)	5,695	2,128	—	7,283	*
Chris Guthrie	500	1,577	—	2,077	*
James R. Hilliard	2,506	—	—	2,506	*
John J. Kelly, III	525	2,128	—	2,653	*
Amy Milliken (6)	3,583	—	—	3,583	*
Steve Newberry (7)	3,779	500	—	4,279	*
John T. Perkins (8)	12,651	1,577	—	14,228	*
Jack Sheidler	28,883	2,128	18,203	44,214	2.2%
John Taylor	230	—	—	230	*
Fred Travis	100	500	—	600	*
Kevin Vance	2,230	500	—	2,730	*
M. Todd Kanipe	2,454	13,094	—	15,548	*
Current directors and executive officers as a group (20 persons)	256,059	76,187	59,160	391,416	18.6%
Service Capital Partners, LP (9)	194,000	—	—	194,000	9.9%
Service Capital Advisors (9)	194,000	—	—	194,000	9.9%
Dory Wiley (9)	194,000	—	—	194,000	9.9%

*  Less than 1.0%.

(1)  Represents shares that could be acquired upon the exercise of vested options within 60 days of March 23, 2009 (the record date of the Meeting).

(2)  Represents shares that could be acquired upon conversion of shares of preferred stock.  Shares of preferred stock have a stated value of $31,992 per share and are convertible into shares of our common stock at a price of $14.06 per share.   Shares of preferred stock are owned by our directors as follows:  Barry D. Bray — 8 shares; Mary D. Cohron — 5 shares; Floyd H. Ellis - 5 shares; Jack Sheidler — 8 shares.

(3)  Includes 7,000 shares held by Mr. Bray’s wife.

(4)  Includes 11,000 shares of common stock held by Ms. Cohron’s husband and 11,377 shares of common stock that may be acquired by Ms. Cohron’s husband upon conversion of shares of preferred stock.

(5)  Includes 1,357 shares held jointly with Ms. Grise’s husband.

(6)  Includes 56 shares held jointly with Ms. Milliken’s husband, 430 shares held by Ms. Milliken’s husband and 1,375 shares held by Ms. Milliken’s children.

(7)  Includes 3,779 shares held jointly with Mr. Newberry’s wife.

(8)  Includes 3,500 shares held in an individual retirement account for the benefit of Mr. Perkins’ wife.

(9)  Based upon information set forth in a Schedule 13G filed February 14, 2009 with the Securities and Exchange Commission.  According to the filing, Service Equity Partners, LP and Service Equity Partners (QP), LP are the record owners of the shares.  Service Capital Partners, LP is the general partner of Service Equity Partners, LP and Service Equity Partners (QP), LP.  Service Capital Advisors is the general partner of Service Capital Partners, LP and Dory Wiley is the principal of Service Capital Advisors.  According to the filing, Service Capital Partners, LP, Service Capital Advisors and Dory Wiley may be deemed the beneficial owners of the shares.  The address of Service Capital Partners, LP, Service Capital Advisors and Dory Wiley is 1700 Pacific Avenue, Suite 2020, Dallas, Texas 75201.

EXECUTIVE OFFICERS

Our executive officers, as listed below, are subject to re-election annually and serve at the pleasure of the Board of Directors.

Name	Age	Present Positions with the Company and the Bank

Mary D. Cohron	61	President and Chief Executive Officer and Director of the Company and the Bank since August 1998 and February 1999, respectively

M. Todd Kanipe	40

Executive Vice President, Credit Administration since October 2008; Executive Vice President, Credit Administration and Finance of the Company and the Bank from January 2008 through September 2008; from 2004 through 2007, Executive Vice President and Chief Credit Officer of the Company and the Bank; from 1999 through 2003, Vice President and Trust Relationship Manager for the Bank

Kim Harmon	46	Senior Vice President and Principal Accounting Officer of the Company and the Bank since January 2008; from 1999 through 2008, Controller for the Company and the Bank

Carolyn Harp	63	Executive Vice President and Chief Operating Officer of the Company and the Bank since 2005; from 1999 through 2004, Chief Operating Officer of the Bank

Kim M. Thomas	38

Executive Vice President, Community Banking and Private Client Group of the Company and the Bank since January 2008; from 2005 through 2007, Executive Vice President and Chief Marketing Officer of the Company and the Bank; from 1999 through 2004, Vice President of Marketing and Commercial Banking Officer of the Bank

Dawn Forbes	39

Executive Vice President — Finance and Principal Financial Officer of the Company and the Bank since October 2008; Vice President, Finance of the Company and the Bank from January 2008 through September 2008; from November 2006 to January 2008, Vice President — Risk Management for the Company and the Bank; from January 2005 to November 2006, Chief Financial Officer of Kentucky Banking Centers, Inc.; from 1995 through 2004, various positions within the audit department of Farmers Capital Bank Corporation

Tonia Harris	42

Executive Vice President, Human Resources of the Company and the Bank since January 2008; Senior Vice President — Human Resources of the Company and the Bank from 2005 through 2007; from 2003 through 2005, Vice President of Service One Credit Union

EXECUTIVE COMPENSATION

The following table provides information concerning compensation paid or accrued by the Company and Citizens First Bank to or on behalf of our President and Chief Executive Officer and each other executive officer who had annual salary and bonus that exceeded $100,000 in 2008 (the “named executive officers”).

Summary Compensation Table

			Option	Non-Equity Incentive Plan	All Other
Name and			Awards	Compensation	Compensation
Principal Position	Year	Salary($)	($)(1)	($)	($)(2)	Total($)

Mary D. Cohron	2008	$200,000	$12,903	—	$20,708	$233,611
President and Chief Executive Officer	2007	$198,488	$22,744	$19,282	$21,400	$261,914
	2006	$160,442	$31,400	$32,831	$11,694	$236,367

M. Todd Kanipe	2008	$153,544	$9,229	—	$12,717	$175,490
Executive Vice President, Credit Administration	2007	$152,582	$15,724	$11,569	$13,609	$193,484
	2006	$128,354	$22,255	$26,265	$6,428	$183,302

(1)          No option awards were granted in 2008.  Amounts shown represent the dollar amount recognized as accounting expense for financial statement reporting purposes in accordance with FAS 123(R) and include amounts from awards granted prior to 2008.  A discussion of the assumptions used in calculating these values may be found in Note 14 to our 2008 audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008.

(2)          Other compensation for 2008 includes: (a) the match of up to 4% of the officer’s salary under the 401(k) Plan ($8,192 for Ms. Cohron and $6,142 for Mr. Kanipe); (b) the cost of life insurance premiums paid on behalf of the officer ($1,524 for Ms. Cohron and $384 for Mr. Kanipe); (c) the portion of the cost of health insurance coverage for such officer that is paid by Citizens First ($6,191 for Ms. Cohron and $6,191 for Mr. Kanipe); and (d) an automobile allowance of $4,800 for Ms. Cohron.

Outstanding Equity Awards at Fiscal Year-End 2008

	Number of Securities Underlying Unexercised Options(#)		Number of Securities Underlying Unexercised Options(#)		Option Exercise Price	Option Expiration
Name	Exercisable		Unexercisable		($)	Date

Mary D. Cohron	8,820	(1)	—		$12.93	01/14/14
	7,644	(2)	—		$13.65	01/12/15
	3,815	(3)	1,908	(3)	$18.82	02/21/16
M. Todd Kanipe	6,615	(1)	—		$12.93	01/14/14
	3,749	(2)	—		$13.65	01/12/15
	2,730	(3)	1,365	(3)	$18.82	02/21/16

(1) The options are exercisable in three equal annual installments commencing January 14, 2005.

(2) The options are exercisable in three equal annual installments commencing January 12, 2006.

(3) The options are exercisable in three equal annual installments commencing February 21, 2007.

Employment Agreements. The Company and Mary D. Cohron entered into an employment agreement effective January 1, 2005, which provides for the employment of Ms. Cohron as our President and Chief Executive Officer.  The agreement was renewed on January 1, 2009 for a three year term.  The agreement provides for payment to Ms. Cohron of an annual salary to be established by the Board of Directors at the commencement of each year.  The agreement may be terminated by the Company upon 60 days notice for cause (as defined in the agreement) and without cause.  In the event the agreement is terminated without cause, we will be obligated to pay Ms. Cohron the value of accrued fringe benefits through the date of termination and compensation equal to 12 months’ salary.  Ms. Cohron may voluntarily terminate her employment upon 60 days notice.  In the event of Ms. Cohron’s termination of employment prior to the natural expiration of the agreement, Ms. Cohron will be prohibited for one year from rendering any services to any banking institution in Warren County and any contiguous county.

The Company is a party to an employment agreement with M. Todd Kanipe which provides for Mr. Kanipe’s employment by us as Executive Vice President and Chief Credit Officer.  The agreement provides for the payment to Mr. Kanipe of an annual salary to be established by the President at the commencement of each year.  The employment agreement may be terminated by us for cause (as defined in the agreements) and without cause.  In the event the agreement is terminated without cause, we will be obligated to pay Mr. Kanipe the value of accrued fringe benefits through the date of termination and compensation equal to 90 days’ salary.

401(k) Plan. We maintain a 401(k) plan for substantially all employees. Employees may voluntarily contribute to the plan. Historically we have matched employee contributions in an amount equal to 100% of the employee’s contributions up to 4% of the employee’s compensation.  We may also make an additional profit sharing contribution to the plan, subject to the discretion of the Board of Directors. There was no additional profit sharing contribution made for 2008.

Director Compensation. In 2008, we provided the following compensation to our non-employee directors:

Name	Fees Earned or Paid in Cash($)
Jerry E. Baker	$5,000
Billy J. Bell (1)	$1,000
Barry D. Bray	$5,500
Floyd H. Ellis	$5,500
Sarah Glenn Grise	$5,500
Chris Guthrie	$5,000
John J. Kelly, III	$7,000
Joe B. Natcher, Jr. (2)	$4,000
Steve Newberry	$5,000
John T. Perkins	$6,000
Jack Sheidler	$5,500
Wilson Stone (2)	$4,000
Fred Travis	$6,000
Kevin Vance	$6,000

(1)  Mr. Bell resigned from the Board of Directors in March 2008.

(2)  Mr. Natcher and Mr. Stone resigned from the Board of Directors in December 2008.

Our non-employee directors receive $500 per month for each month in which they attend a Board of Directors’ or Board committee meeting.  Directors may also receive community board fees ranging from $200 to $250 per meeting.  We also reimburse non-employee directors for the expenses they incur to attend the meetings.  Directors do not receive separate compensation for serving on the Board of Directors of Citizens First Bank.

In 2003, the Board of Directors adopted, and the shareholders approved, the 2003 Stock Option Plan for Non-Employee Directors.  This plan provides for the issuance to our non-employee directors of options to purchase up to an aggregate of 44,100 shares of our common stock.  A total of 30,389 options have been granted under the 2003 Stock Option Plan for Non-Employee Directors.  No options were granted under the plan in 2008.  At December 31, 2008, the directors had outstanding options to purchase shares of common stock under the plan as follows: Messrs. Baker, Bell, Ellis and Natcher — 3,230; Messrs. Ms. Grise and Messrs. Kelly, Sheidler and Stone — 2,128; Messrs. Bray, Guthrie and Perkins — 1,577; and Messrs. Newberry, Travis and Vance — 500.

CERTAIN TRANSACTIONS

Through Citizens First Bank, we have had and expect in the future to have banking transactions in the ordinary course of business with our directors and executive officers and their associates, including members of their families, corporation, partnerships or other organizations in which the directors and officers have a controlling interest.  It is our policy that these loans and other transactions be on substantially the same terms (including price, interest rate and collateral) as those prevailing at the same time for comparable transactions with unrelated parties.  We do not expect these transactions to involve more than the normal risk of collectibility nor present other unfavorable features to us.  Loans to individual directors and officers must also comply with our lending policies and statutory lending limits, and directors with a personal interest in any loan application are excluded from the consideration of the loan application.  Our policy is that all of our transactions with our affiliates will be on terms no less favorable to us than could be obtained from an unaffiliated third party and will be approved by a majority of disinterested directors.